UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TuneGO, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   July 12, 2016

Physical address of issuer
2505 Anthem Village Dr. #E283, Henderson, NV 89052

Website of issuer
www.tunego.com

Name of co-issuer
TuneGO Holdings LLC

Legal status of co-issuer

   Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
July 1, 2024

Physical address of co-issuer
2505 Anthem Village Dr. #E283, Henderson, NV 89052

Website of co-issuer
N/A

Name of intermediary through which the Offering will be conducted
Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary
0001664804

SEC file number of intermediary
007-00008

CRD number, if applicable, of intermediary
282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize
North Capital Private Securities Corporation

Type of security offered
Series C-3 Preferred Stock

Target number of Securities to be offered
6,061

Price (or method for determining price)
$1.65 per share (excluding possible discounts)

Target offering amount

$10,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
March 15, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$4,164,676	$1,743,138
Cash & Cash Equivalents	$3,788,700	$1,274,075
Accounts Receivable	$73,866	$56,955
Short-term Debt	$240,578	$269,779
Long-term Debt	$2,746	$117,609
Revenues/Sales	$71,377	$91,373
Cost of Goods Sold	$27,104	$28,934
Taxes Paid	$0	$0
Net Income	-$3,603,254	-$3,611,679

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island,

South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 24, 2024

FORM C

Up to $1,235,000

TuneGO, Inc.



This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by TuneGO, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, TuneGO Holdings LLC, a Nevada limited liability company (the "Co-Issuer," together with the Company, the "Issuers"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class B Units of the Co-Issuer. The Co-Issuer will use the proceeds raised from the sale of such Class B Units to fund its purchase of the Company's Series C-3 Preferred Stock. As described more fully below, in purchasing the Co-Issuer's Class B Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Series C-3 Preferred Stock on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "Securities Act"), the Issuers are considered to be co-issuers of the combined offering of the to the Co-Issuer and, in turn, the Class B Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's Series C-3 Preferred Stock and the Co-Issuer's Class B Units (collectively, the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $10,000 and up to $1,235,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive a cash-based success fee of 7% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500	$0	$500
Aggregate Minimum Offering Amount	$10,000	$700	$9,300
Aggregate Maximum Offering Amount	$1,235,000	$86,450	$1,148,550

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at www.tunego.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C is October 24, 2024.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW

FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 3
    The Business 3
    The Company's Offering 4
    The Co-Issuer's Offering 5
RISK FACTORS 5
    Risks Related to the Company's Business and Industry 5
    Risks Related to the Securities 28
BUSINESS..30
    Description of the Business..30
    Business Plan - The Company 31
    Business Plan - The Co-Issuer 31
    History of the Business 32
    The Company's Products and/or Services 32
    Competition..32
    Supply Chain and Customer Base...33
    Intellectual Property 33
    Governmental/Regulatory Approval and Compliance..50
    Litigation 50
    Other 50
USE OF PROCEEDS 50
DIRECTORS, OFFICERS AND EMPLOYEES 51
    Directors of the Company 51
    Employees of the Company 54
CAPITALIZATION AND OWNERSHIP 54
    Capitalization of the Company..54
    Ownership of the Company 58
FINANCIAL INFORMATION 58
    Operations 59
    Liquidity and Capital Resources 59
    Capital Expenditures and Other Obligations...59
    Material Changes and Other Information 59
    Trends and Uncertainties..59
THE OFFERING AND THE SECURITIES 60
    The Offering...60
    The Securities...61
    Voting and Control...64
    Anti-Dilution Rights...67
    Restrictions on Transfer 68
    Other Material Terms...68
TAX MATTERS...69
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 70
    Related Person Transactions 70
    Conflicts of Interest..70
OTHER INFORMATION 70
    Bad Actor Disclosure 70
EXHIBITS 75
    EXHIBIT A..76

EXHIBIT B 77
EXHIBIT C 80
Stock Purchase Agreement...80
EXHIBIT D 81
EXHIBIT E 82
Subscription Agreement 82
EXHIBIT F...83
Offering Page 83
EXHIBIT G 84
Deal Room Documents...84

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: invest.tunego.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

TuneGO, Inc. (the "Company") is a Delaware corporation, formed on July 12, 2016.

The Company is located at 2505 Anthem Village Dr. #E283, Henderson, NV 89052.

The Company's website is www.tunego.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

TuneGO Holdings LLC (the "Co-Issuer") is a Nevada limited liability company, formed on July 1, 2024.

The Co-Issuer is located at 2505 Anthem Village Dr. #E283, Henderson, NV 89052

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company provides a technology platform for music artists and record labels to connect directly with music fans, drive measurable engagement, identify fan segments, and increase monetization.

The Company's Offering

Minimum amount of Series C-3 Preferred Stock being offered	6,061
Total Series C-3 Preferred Stock outstanding after Offering (if minimum amount reached)	Up to 7,408
Maximum amount of Series C-3 Preferred Stock	914,815
Total Series C-3 Preferred Stock outstanding after Offering (if maximum amount reached)	Up to 914,815
Purchase price per Security	$1.65 (excluding possible discounts)
Minimum investment amount per investor	$500
Offering deadline	March 15, 2025
Use of proceeds	See the description of the use of proceeds on page 59 hereof.
Voting Rights	See the description of the voting rights on page 66 hereof.

The Co-Issuer's Offering

Minimum amount of Class B Units being offered	6,061
Total Class B Units outstanding after Offering (if minimum amount reached)	Up to 7,408
Maximum amount of Class B Units	914,815
Total Class B Units outstanding after Offering (if maximum amount reached)	Up to 914,815
Purchase price per Security	$1.65 (excluding possible discounts)
Minimum investment amount per investor	$500
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 59 hereof.
Voting Rights	See the description of the voting rights on page 72 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on July 12, 2016. We have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some

services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We store sensitive data, including intellectual property, our proprietary business information and that of our customers and personally identifiable information of our employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings which could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Ofek Hayon, John Kohl, and Stacy Haitsuka who are Treasurer and COO, President and COO, and Secretary and CTO of the Company, respectively. The Company has or intends to enter into employment agreements with Ofek Hayon, John Kohl, and Stacy Haitsuka although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Ofek Hayon, John Kohl, and Stacy Haitsuka or any member of the board of directors or executive officers or key employees could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Ofek Hayon, John Kohl, and Stacy Haitsuka in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Ofek Hayon, John Kohl, and Stacy Haitsuka die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The entertainment and blockchain industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our products and services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our product or service are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make

individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or free services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business..

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary

products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

General Risk Factors

Overall Investment Risk
Any investment in the Securities may result in a complete loss of capital. The sole investment will be made by the the Co-Issuer into the Company and the associated investment techniques and strategies to be employed may increase the risk. Accordingly, the performance of the Co-Issuer will depend exclusively on the performance of the Company. There can be no assurance that the Company (or an investment therein) will be successful and that the Co-Issuer will not incur losses. Many unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp fluctuations in the value of the investment owned by the Co-Issuer. Any given investment made by the Co-Issuer may prove to be worthless, and the Members (as defined in the LLC Agreement attached hereto as Exhibit D) may lose all or a portion of the capital they contribute to the Co-Issuer. An investment in the Co-Issuer should only be considered by persons who can afford a loss of their entire investment. Past performance of investment entities associated with the Co-Issuer, the Manager (as defined in LLC Agreement attached hereto as Exhibit D) and/or their affiliates provide no assurance of future success.

Use of Leverage by the Company
The Company may incur leverage. Leverage may have important adverse consequences to a Company. The amount of a leveraged company's borrowings and the interest rates on those borrowings, which may fluctuate from time to time, as well as the fees and other costs of borrowing, may have a marked effect on a leveraged company's performance. A company with a leveraged capital structure will be subject to increased exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy, or deterioration in the condition of that company or its industry. In the event that the Company is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, the value of any investment in the Company could be significantly reduced or even eliminated.

Limited Transferability of Co-Issuer Interests
There will be no public market for the Co-Issuer interests, and none is expected to develop. There are substantial restrictions upon the transferability of Co-Issuer interests under the LLC Agreement and applicable securities laws.

Long-Term Nature of Investments in the Company
There may be a significant period of time before the Co-Issuer has completed its investment program. Investments may take several years from the date of initial investment to reach a state of maturity when realization of the investment can be achieved. Losses on unsuccessful investments may be realized before gains on successful investments are realized. The return of capital and the realization of gains, if any, will generally occur only upon the partial or complete disposition of an investment. While an investment may be sold at any time, it is not generally expected that this will occur for a number of years after the initial investment. Prior to such time, there often will be no current return on the investments. In short, investors must be able to bear the economic risks of an investment in the Co-Issuer for an indefinite period of time.

Availability of Investment Capital
The Company often will require several rounds of capital infusions before reaching maturity. The Co-Issuer may not provide all necessary follow-on capital to the Company. Accordingly, third-party sources of financing may be required. There is no assurance that such additional sources of financing will be available, or, if available, will be on terms beneficial to the Co-Issuer. Furthermore, the Co-Issuer's capital is limited and may not be adequate to protect the Co-Issuer from dilution resulting from multiple rounds of Company financings. In addition, the LLC Agreement does not provide any anti-dilution protection for Members and under the terms of the LLC Agreement, the Co-Issuer and each Member are required to assign all of their rights to future share issuances with respect to the Company to the Manager. If the Co-Issuer does not have capital available to participate in subsequent rounds of financing, failure to participate may have a significant negative impact on the Company as well as the value of the Co-Issuer's investment.

Competition
The business of identifying, structuring, and implementing investments in private transactions is highly competitive. It is possible that competition for appropriate investment opportunities may significantly limit the number of opportunities available to the Co-Issuer and/or adversely affect the terms upon which investments can be made.

Investment in Junior Securities
The securities in which the Co-Issuer will invest may be among the most junior in the Company's capital structure and, thus, subject to the greatest risk of loss. Generally, there will be no collateral to protect the investment into the Company once made.

No Guarantee of Future Performance
None of the Manager or any of their affiliates guarantees the future performance or financial results of the Co-Issuer. An investment in the Co-Issuer may result in a gain or loss upon termination or liquidation of the Co-Issuer.

The Company may have substantial variations in operating results from period to period, face intense competition, and experience failures or substantial declines in value at any stage. The performance of small and medium-sized companies may be extremely volatile. Such volatility may adversely affect the development of the Company, the ability of the Co-Issuer to dispose of its investment, and the value of investment securities on the date of sale or distribution by the Co-Issuer. An investment in an otherwise successful Company may yield poor investment returns if the Co-Issuer is to dispose of its investment at the proper time.

Generally, the investment made by the Co-Issuer will be illiquid and difficult to value, and there will be little or no collateral to protect an investment once made. At the time of the Co-Issuer's investment, a Company may lack one or more key attributes (e.g., proven technology, marketable product, complete management team, or strategic alliances) necessary for success. In most cases, investments will be long-term in nature and may require many years from the date of initial investment before disposition.

Financial Market Conditions and Fluctuations

Any investment in securities may result in a complete loss of capital. The nature of the investment to be made by the Co-Issuer and the investment techniques and strategies to be employed in an effort to increase profits may increase the risk. There can be no assurance that the Co-Issuer will not incur losses. Many unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp fluctuations in the value of the investment owned by the Co-Issuer.

Additionally, changes in economic conditions, including, for example, inflation rates, industry conditions, competition, technological developments, tax laws, credit market conditions and innumerable other factors, none of which will be within the control of the Manager, can affect substantially and adversely the business and prospects of the Co-Issuer. Any given investment made by the Co-Issuer may prove to be worthless, and the Members may lose all or a portion of the capital they contribute to the Co-Issuer. An investment in the Co-Issuer should only be considered by persons who can afford a loss of their entire investment.

Cybersecurity Risks

The Manager, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Co-Issuer and/or the Members, despite the efforts of the Manager and its service providers to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the Co-Issuer and the Members. For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of the Manager, its service providers, counterparties or data within these systems. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of the Manager's systems to disclose sensitive information in order to gain access to the Manager's data or that of the Members. A successful penetration or circumvention of the security of the Manager's systems could result in the loss or theft of an investor's data or Co-Issuer, the inability to access electronic systems, loss or theft of proprietary information or corporate data, physical damage to a computer or network system or costs associated with system repairs. Such incidents could cause the Co-Issuer, the Manager and/or the Manager's service providers to incur regulatory penalties, legal liability, reputational damage, additional compliance costs or financial loss. Similar types of operational and technology risks are also present for the Co-Issuer's Company, which could have material adverse consequences for such Company, and may cause the Co-Issuer's investment to lose value.

Forward Looking Statements

This Form C contains certain statements that are "Forward Looking Statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements include, among other things, the discussions of the Co-Issuer's business strategy and expectations concerning investment expectations, future operations, margins, profitability, and liquidity and capital resources. Although the Manager believes that the expectations reflected in the Forward-Looking Statements are reasonable, it can give no assurance that such expectations will prove to have been correct. All phases of the operation of the Co-Issuer are subject to a number of uncertainties, risks and other influences, many of which are outside the control of the Co-Issuer and any one of which, or a combination of which, could materially affect the results of the Co-Issuer's operations and whether the Forward-Looking Statements ultimately prove to be accurate. Important factors that could cause actual results to differ materially from the Co-Issuer's expectations are included in, but not limited to, this Form C.

Projections and Opinions
Statements contained in this Form C that are not historical facts are based on current expectations, estimates, projections, opinions, and beliefs of the Manager. Such statements involve known and unknown risks, uncertainties, and other factors, and undue reliance should not be placed thereon. No assurance can be given that the Co-Issuer's stated investment objectives will be achieved.

Economic and Market Risks
The Company may be sensitive to general downward swings in the overall economy or in the sector in which the Company conducts business, which may in turn negatively impact the Co-Issuer's investment in such company and thereby reduce or eliminate returns to the Co-Issuer's Members. Changes in economic conditions, interest rates, inflation rates, industry conditions, technological developments, political and diplomatic events and trends, tax laws, and innumerable other factors can substantially and adversely affect the business and prospects of the Co-Issuer. Neither the Manager nor the Co-Issuer will have control over any of these conditions. An economic recession or adverse developments in the securities markets might have a negative impact on the Company, including the inability of the Company to access additional capital necessary to sustain growth or conduct operations. In addition, factors specific to a Company may have an adverse effect on the Co-Issuer's direct or indirect investment in such company. Furthermore, an economic recession or adverse developments in the public securities markets may result in substantially lower liquidation values and substantially longer periods before liquidity is achieved in comparison with historical values, which would reduce the returns that could be achieved by the Co-Issuer.

Political and Policy Uncertainty
Changes in regulatory, geopolitical, social, or economic policies and other factors may have a material adverse effect on the Company and the Co-Issuer in the future. For example, the January 2021 U.S. Presidential administration policies have resulted in significant changes, and uncertainty, in governmental policies, regulatory environments, and many other factors and conditions, some of which could adversely impact the Co-Issuer's Company operations or make it more difficult for the Co-Issuer to achieve its investment objectives.

Litigation Risks
The Co-Issuer will be subject to a variety of litigation risks, particularly because of the substantial likelihood that the Company will face financial or other difficulties during the term of the Co-Issuer's investment. Litigation is costly and distracting to a Company's management, and can adversely affect the Company's performance, which would, in turn, affect the Co-Issuer's performance. Furthermore, in the event of a dispute involving the Company, it is possible that any Member in the Co-Issuer, the Manager, or any of their affiliates might be named as defendants. Under most circumstances, the Co-Issuer will indemnify the Manager and their respective directors, officers, partners, members, employees, advisors, or agents for costs they incur in connection with any such disputes. Such disputes could also adversely impact the Co-Issuer in

other ways, including by damaging the relationship between the Co-Issuer and its Company or requiring significant attention from Manager.

Failure of the Company to Raise Sufficient Capital
The Company is currently undergoing its Offering, through which the Co-Issuer will invest substantially all of its capital in Series C-3 Preferred Stock. There can be no assurances that the Offering will be fully subscribed. In such event, the Company may be seriously adversely affected, and the Co-Issuer's investment may experience substantial losses.

Taxation Risks

Taxation Risks
An investment in the Co-Issuer may involve complex U.S. federal income tax considerations that will differ for each member. Under certain circumstances, the members could be required to recognize taxable income in a taxable year for U.S. federal income tax purposes, even if the Co-Issuer either has no net profits in that year or has an amount of net profits in that year that is less than that amount of taxable income. Furthermore, the members could incur U.S. federal income tax liabilities without receiving from the Co-Issuer sufficient distributions to defray those tax liabilities. Co-Issuer subject to taxes associated with the Co-Issuer's activities will be liable to pay taxes on their allocable shares of the Co-Issuer's taxable income. There can be no assurances the Co-Issuer will have available cash or that timely distributions will be made to cover those taxes. Accordingly, a Member may be required to use cash from sources other than the Co-Issuer to pay that member's allocable share of the Co-Issuer's taxable income. The Co-Issuer will file an annual information return on IRS Form 1065 and will provide information on Schedule K-1 to each Member following the close of the Co-Issuer's taxable year if deemed necessary by the Manager. In the likely event that the Co-Issuer does not receive all of the underlying tax information necessary to prepare the Form 1065 and Schedule K-1 on a timely basis, the Co-Issuer will be unable to provide timely final tax information to the members. Each Member will be responsible for the preparation and filing of that member's own income tax returns, and members should expect to file for extensions for the completions of their U.S. federal, state, local, non-U.S. and other income tax returns.

Tax Laws
No assurance can be given that current tax laws, rulings and regulations will not be changed during the life of the Co-Issuer. Investors should consult their tax advisors for further information about the tax consequences of purchasing Class B Units.

Withholding and Other Taxes
The Manager intends to structure the Co-Issuer's investments in a manner that is intended to achieve the Co-Issuer's investment objectives. Notwithstanding anything contained in this Subscription Agreement to the contrary, there can be no assurance that the structure of any investment will be tax efficient for any particular investor or that any particular tax result will be achieved. In addition, tax reporting requirements may be imposed on members under the laws of the jurisdictions in which members are liable for taxation or in which the Co-Issuer makes investments that include the Company securities. Investors should consult their own professional advisors with respect to the tax consequences to them of an investment in the Co-Issuer. Furthermore, the Co-Issuer's returns in respect of its investments may be reduced by withholding or other taxes. In addition, the Co-Issuer may invest in securities of corporations and other entities

organized outside the United States. Income from those investments included in a member's distributive share of Co-Issuer income related to those investments may be subject to non-U.S. withholding taxes, which may or may not be reduced or eliminated by an income tax treaty.

UBTI and ECI
The Co-Issuer may pursue certain investment opportunities (such as investments in partnership or entities treated as partnerships) that may give rise to "unrelated business taxable income" or "UBTI" to Tax Exempt Investors or "effective connected income" or "ECI" to non U.S. investors. In addition, it is possible that the Co-Issuer may (a) engage in investment activities that involve the use of leverage, which could result in UBTI and (b) investments in USRPIs, which could result in ECI. Prospective investors are urged to consult their own tax advisors regarding the potential U.S. federal, state and local tax consequences (including potential filing requirements) of an investment in the Co-Issuer in their particular circumstances.

U.S. Federal Income Tax Liability Resulting from IRS Audits
U.S. federal income taxes arising from an IRS audit will be paid by the Co-Issuer absent an election to the contrary. In addition, a "partnership representative" will have the power to act on behalf of the Co-Issuer and its members in all IRS audits and other proceedings involving the Co-Issuer's U.S. federal income, loss, deductions and credits.

Tax Liability Considerations
The Co-Issuer may take positions with respect to certain tax issues that depend on legal and other interpretive conclusions. Should any such positions be successfully challenged by the IRS, a member might be found to have a different tax liability for that year than that reported on its federal income tax return. In addition, an audit of the Co-Issuer may result in an audit of the returns of some or all of the members, which examination could result in adjustments to the tax consequences initially reported by the Co-Issuer and affect items not related to a member's investment in the Co-Issuer. If such adjustments result in an increase in taxable income for any year, the Co-Issuer or one or more of the members may also be liable for interest and penalties with respect to the amount of underpayment. The legal and accounting costs incurred in connection with any audit of the Co-Issuer's tax return will be borne by the Co-Issuer. The cost of any audit of a member's tax return will be borne solely by the member. The taxation of partnerships and members is complex. Prospective members are strongly urged to consult their own tax advisors.

Risks Associated with the Structure and Management of the Co-Issuer

Reliance on the Manager and Key Individuals
The Manager will have all rights and powers to manage the Co-Issuer's business and affairs. Accordingly, the Co-Issuer will be particularly dependent upon the efforts, experience, contacts, and skills of the members and employees of the Manager. The loss of any such individual could have a material, adverse effect on the Co-Issuer, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically stated, members of Manager will not be required to devote their time and attention exclusively to the Co-Issuer. Members will not be permitted to evaluate investment opportunities or relevant business, economic, financial, or other information that will be used by the Co-Issuer or Manager in making decisions.

Any prior experience that principals and employees of the Co-Issuer may have in making investments of the type expected to be made by the Co-Issuer necessarily was obtained under different market conditions. There can be no assurance that principals or employees of the Co-Issuer will be able to duplicate prior levels of success.

Manager may appoint or admit certain persons to advisory or other committees or boards intended to assist Manager by providing advice, industry contacts, deal flow, technical expertise, or other benefits. Under most circumstances, such persons will have no contractual or other obligation to continue as members of such committees or boards or to provide any particular benefits. In evaluating an investment in the Co-Issuer, prospective Investors should not depend upon any specific benefits accruing to Manager or the Co-Issuer in respect of any such advisory or other committees or boards, or the members thereof.

Members have no right or power to take part in the management of the Co-Issuer. Consequently, except as specifically set forth in the LLC Agreement, Members will make no decisions with respect to investment selection, oversight or disposition or other decisions regarding the Co-Issuer's affairs. Members will not receive the detailed financial information issued that is available to the Manager. An investor in the Co-Issuer must rely upon the ability of the Manager to make and manage investments consistent with the Co-Issuer's investment objectives and policies. Accordingly, no person should make an investment in the Co-Issuer unless such person is willing to entrust all aspects of the management of the Co-Issuer to the Manager.

Reliance on the Co-Issuer's Investment into the Company and Underlying Fund Management

As an investor in the Company, the Co-Issuer and the Manager will not have an active role in the day-to-day management of the Company. To the extent that the senior management of a Company performs poorly, or if a key manager of the Company terminates employment, the Co-Issuer's investment in the Company could be adversely affected. The returns of the Co-Issuer will depend in large part on the performance of these unrelated individuals and could be substantially adversely affected by the unfavorable performance of a small number of those individuals.

Management of the Company
The members have no right or power to take part in the management of the Co-Issuer. Accordingly, the members will have no opportunity to control the day-to-day operations, including investment and disposition decisions, of the Co-Issuer. The members will not receive the detailed financial information issued by the Company that may be available to the Manager. Accordingly, no person should purchase Class B Units unless that person is willing to entrust all aspects of the management of the Co-Issuer to the Manager.

Allocation of Management Resources
Although the Manager has agreed to devote sufficient time (in its discretion) to the business and affairs of the Co-Issuer, its other respective business commitments, any parallel fund, and any subsequent fund, conflicts may arise in the allocation of management resources.

Reliance on Company Disclosure
The Co-Issuer and the Manager are relying on information provided by the Company in connection with the Offering, which has also been provided to the potential investors in the Co-Issuer in advance of any investment. Neither the Co-Issuer nor the Manager is able to verify the information provided by the Co-Issuer in connection with the Offering and no investor should purchase Class B Units unless that person has independently reviewed such information in advance.

Fees and Expenses

The Co-Issuer will incur fees and expenses regardless of the performance of the Co-Issuer and/or the Company.

Limited Ability of the Members to Remove the Manager
The Manager may be only removed following the occurrence of specified events set forth in the LLC Agreement. Further, the members have no right to remove the principals of the Co-Issuer. To the extent that a Member is dissatisfied with the management of the Co-Issuer, he, she or it will have little recourse, if any.

Exculpation and Indemnification
The Co-Issuer will defend, indemnify and hold harmless the Manager from and against virtually all liabilities other than those set forth in the LLC Agreement. Under certain circumstances, the Co-Issuer may even indemnify the Manager against liability to third parties resulting from those improper acts or omissions. By signing the Subscription Agreement and entering into the LLC Agreement, each member acknowledges and consents to the exercise of the Manager's discretion, including when the Manager has a conflict of interest.

Lack of Operating History; Prior Investment Results
The Co-Issuer is a newly formed entity and, accordingly, has no operating history upon which prospective Investors may evaluate its likely performance. Past performance of previous investments by prior investments funds or of previous entities managed by Manager, its members or any of their respective affiliates may not be construed as an indication of the future results of an investment in the Co-Issuer.

No Market for Member Class B Units; Withdrawal
An investment in the Co-Issuer will be illiquid and subject to substantial restrictions upon transferability. There is no market for Class B Units in the Co-Issuer, and none is expected to develop. A Member will not be permitted to assign, transfer, pledge, mortgage, or otherwise dispose of its Class B Units without the prior written consent of Manager. Unless otherwise stated in the LLC Agreement, a Member will generally not be permitted to withdraw from the Co-Issuer. Accordingly, a Member in the Co-Issuer may not be able to liquidate its investment before the end of the Co-Issuer's term.

Long-Term Investment
An investment in the Co-Issuer is a long-term commitment, and there is no assurance of any distribution to the members. There is not now and there is not expected to be a public market for the Class B Units. The Class B Units may not be assigned, transferred, or encumbered without the prior written consent of the Manager. Accordingly, a Member may not be able to liquidate its investment and must be prepared to bear the risks of owning its Class B Units for an extended period of time.

Dilution
If the Co-Issuer requires more capital, the Manager will be authorized to admit additional members (or accept additional Capital Contributions from existing members) to fund such shortfall. Any Member that does not fund additional Capital Contributions in such circumstance will find its interest in the Co-Issuer diluted.

Legal Counsel
Pillsbury Winthrop Shaw Pittman LLP (the "Firm") serves as counsel to the Co-Issuer, the Manager, and certain affiliates of each. The Firm serves as the Co-Issuer's counsel in connection

with the offering of Class B Units of the Co-Issuer, and certain other matters for which it is or may be specifically engaged. In acting as counsel to the Co-Issuer, the Firm has not represented and will not represent any members (except members that are Affiliates of the Manager) in connection with the offering of Class B Units. No independent counsel has been retained to represent the members. Accordingly, potential investors and members have not had the benefit of independent counsel in the structuring of the Co-Issuer or determination of the relative interests, rights, duties, and obligations of the Manager and the members. In connection with any assistance provided in the preparation of this Subscription Agreement, the Firm has relied on information provided by the Co-Issuer and certain of its other service providers without verification and the Firm does not express a view as to whether such information is accurate or complete. The Firm disclaims any obligation to verify the Co-Issuer's compliance with its obligations either under applicable law or the governing documents of the Co-Issuer.

Other Fees
The Manager and its affiliates may be entitled to receive cash and non-cash asset management, property management and other similar fees in connection with the Co-Issuer's investment in the Company. Unless otherwise stated in the LLC Agreement, Members will have no right to any part of such fees.

Additional Risks
The foregoing list of risk factors does not purport to be complete, and it may not describe all of the risks and conflicts of interests relating to an investment in the Co-Issuer. Some of the other risks of an investment in the Co-Issuer are described elsewhere in this offering document. Potential Investors should read this entire offering document and consult with their own legal and financial advisors before investing in the Co-Issuer.

Risks Related to the Securities

The Series C-3 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series C-3 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series C-3 Preferred Stock. Because the Series C-3 Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C-3 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series C-3 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series C-3 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company,

therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early. If the Offering reaches the Minimum Amount after 30 calendar days but before the Offering deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Your ownership of the shares of preferred stock will be subject to dilution.
Owners of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the

Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

The Company has the right to conduct multiple "rolling" closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the Offering committed and captured during the relevant period. The Company intends to engage in rolling closings after the Minimum Offering Amount and other conditions are met. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm or withdraw their investment as it will be deemed completed. In addition, our initial closings will cover the tranches of shares with lower purchase prices, so as we conduct rolling closings, your ability to purchase shares at purchase price will be reduced and you may be required to pay a higher price for the Securities you elect to purchase.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company provides a technology platform for music artists and record labels to connect directly with music fans, drive measurable engagement, identify fan segments, and increase monetization.

Business Plan - The Company

We believe the future of music and media will center around direct-to-consumer products and experiences. The Company is committed to providing advanced technology infrastructure that provides the creative community with a platform to sell content directly to consumers, drive measurable engagement, identify consumer segments, and improve monetization economics. The Company's proprietary technology platform is protected by 15 granted patents. We seek partnerships with music artists, record labels, content publishers, and media and entertainment companies, who utilize our platform services to monetize content and engage consumers. Our business model generates revenue for fees generated through ecommerce sales and we plan to introduce new revenue streams in the future. We help music, media, and entertainment companies connect directly with fans and consumers for the purpose of enhancing the overall experience for all members of our ecosystem. Our solution helps clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by technology. We believe continual investment in research and development (R&D), marketing and advertising is critical to the development and sale of our products.

Business Plan - The Co-Issuer

TuneGO Holdings LLC (the "Co-Issuer") was formed by or on behalf of the Company in Nevada and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's Securities;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company merged in 2016 from Anthem Digital Media, Inc. a Nevada corporation to TuneGO, Inc. a Delaware corporation.

The Company's Products and/or Services

Product / Service	Description	Current Market
TuneGO Vault	The Vault provides a cloud-based solution for music artists and record labels to securely store digital media assets, protect metadata, track creative contributions, and manage project collaboration.	Music artists, record labels, music publishers, and content owners.
TuneGO eCommerce	The TuneGO eCommerce platform provides a solution for music artists and record labels to sell music products and experiences directly to consumers.	Music artists, record labels, music publishers, and content owners.
TuneGO LIVE	The TuneGO LIVE solution offers the ability to geofence any venue or location, providing music artists and record labels the ability to track live event attendance, engage live audiences, and monetize digital products and experiences.	Music artists, record labels, music publishers, and content owners.

We are constantly researching and developing new features and technology that will drive value for our customers and the Company.

We offer our services to our target customers via our website www.tunego.com and via the Apple App Store and Google Play App Store.

Competition

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer.

The Company is well positioned in the marketplace with a proprietary technology platform secured with 15 granted patents. We provide an innovative and forward-thinking solution that offers a unique value proposition, with an end-to-end technology platform that powers direct-to-consumer products and experiences for the music industry. Our competitors generally offer fragmented services, however many of our competitors have greater name recognition and financial resources. Our success depends on our ability to solidify strategic partnerships within the music industry, along with our ability to provide a favorable experience for our customers and end-users.

Supply Chain and Customer Base

To offer our services, we license content from music artists, record labels, and music publishers. We attempt to secure long-term distribution, licensing, and service-level agreements with our content providers. We also license individual content projects from a multitude of intellectual-property owners from media and entertainment.

Our customers are individual consumers of our content as well as content suppliers eager to connect with such consumers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,836,619	DIGITAL VAULT FOR MUSIC OWNERS	There is disclosed a digital vault for music owners having a number of modules. An account management module is for creating accounts with the digital vault for plural music owners. An access control module is for providing the music owners secure access to their respective accounts. The access control module also provides reviewing users access to the songs in a music owner's account. A song upload module is for the music owners to upload songs into the music owners' respective accounts. A sharing module is for the music owners to provide reviewing users with access to their songs. A listening module is for the reviewing users to stream the songs in the digital vault to which the music owners have given them access. A song management module provides the music owners various options for managing the songs in their accounts.	February 13, 2017	December 5, 2017	USA

| JP 6506463 | DIGITAL VAULT FOR MUSIC OWNERS | A digital vault for owners of media items having a plurality of modules is disclosed. The account management module is for creating accounts with digital vaults of a plurality of owners. The access control module is for providing owner secure access to the respective account. The access control module also provides for reviewing user access to media items in the owner's account. The upload module is for the owner to upload media items to the owner's respective account. The sharing module is for the owner to provide reviewing users with access to their media items. The playback module is for the reviewing user to stream media items in the digital vault to which the owner has given access to the media items. The management module provides the owner with various options for managing media items in the account. | November 19, 2018 | April 5, 2019 | Japan |

US 10,860,694	SYSTEMS AND METHODS FOR CONTENT METADATA MANAGEMENT	A system and method for song management may include a digital vault receiving a song submitted by a user, the song comprising music in digital form; the digital vault uploading the song data to a song repository; the digital vault receiving and storing song metadata associated with the song; the digital vault sending a message to a reviewing user, inviting the reviewing user to access the song; and the digital vault capturing event metadata when the reviewing user gains access to the song, the event metadata comprising identification of the reviewing user and an activation timestamp.	November 12, 2019	December 8, 2020	USA

US 11,030,283	MEDIA CONTENT MANAGEMENT	A system and method for media content management may comprise creating, via a digital vault, a container file comprising media content submitted by a first user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; and capturing, via the digital vault, event metadata when a second user gains access to the container file, the event metadata comprising identification of the second user, an activation timestamp, a duration of access, portions of the container file accessed, and changes to the container file.	November 17, 2020	June 8, 2021	USA

US 11,256,788	TOKENIZED MEDIA CONTENT MANAGEMENT	A system and method for media content management include creating, via a digital vault, a container file comprising media content submitted by a user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; identifying a salable content item that is to be put up for sale; creating, via the digital vault, a nonfungible token (NFT) container file and populating the NFT container file with the salable content item and NFT metadata; offering the specified ownership rights to the salable content item for sale via an NFT transaction; and updating the NFT container file to reflect a new owner of the ownership rights to the salable content after sale of the salable content item.	April 26, 2021	February 2, 2022	USA

US 11,250,111	TOKENIZED MEDIA CONTENT MANAGEMENT	A system and method for media content management include creating, via a digital vault, a container file comprising media content submitted by a user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; identifying a salable content item that is to be put up for sale via a nonfungible token (NFT) transaction; determining, via the digital vault, whether other stakeholders of the salable content item hold rights in the salable content item and whether consent for the NFT transaction of any such other stakeholder is required; and the digital vault prohibiting the sale of the salable content item until consent for the sale is received from each stakeholder from whom consent is required.	April 26, 2021	February 15, 2022	USA

| US 11,392,637 | SYSTEMS AND METHODS FOR CONTENT METADATA MANAGEMENT | A system and method for content management, may include receiving content created by a creator; creating a container to contain the created content and storing the created content in the container; determining a content type for the content; based on the determined content type, identifying items of metadata specified for the content type (name metadata; support data; corresponding; determining whether an identified item of specified metadata corresponding to the content is missing from the container; and prompting a user to supply identified missing metadata corresponding to the container. | October 15, 2019 | July 19, 2022 | USA |

| US 11,500,972 | TOKENIZED MEDIA CONTENT MANAGEMENT | A system and method for media content management include creating, via a digital vault, a container file comprising media content submitted by a user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; and capturing, via the digital vault, event metadata when a second user gains access to the container file, the event metadata comprising identification of the second user, an activation timestamp, a duration of access, portions of the container file accessed, and changes to the container file. | January 27, 2022 | November 15, 2022 | USA |

US 11,556,620	TOKENIZED MEDIA CONTENT MANAGEME NT	A system and method for media content management include creating, via a digital vault, a container file comprising media content submitted by a user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; and capturing, via the digital vault, event metadata when a second user gains access to the container file, the event metadata comprising identification of the second user, an activation timestamp, a duration of access, portions of the container file accessed, and changes to the container file.	January 27, 2022	January 17, 2023	USA

US 11,604,858	MEDIA CONTENT MANAGEMENT	A system and method for media content management include creating, via a digital vault, a container file comprising media content submitted by a first user and content metadata; verifying, via the digital vault, a completeness of the content metadata associated with the media content in the container file; classifying, via the digital vault, the container file based on the completeness of the media content; capturing, via the digital vault, event metadata when a second user gains access to the container file, the event metadata comprising at least one of identification of the second user, an activation timestamp, a duration of access, portions of the container file accessed, and changes to the container file; and enabling a private communication channel between parties affiliated with the media content to permit messaging among the parties affiliated with the media content via the private communication channel.	April 2, 2021	March 14, 2023	USA

| US 11,687,628 | NON-FUNGIBLE TOKEN (NFT) AUTHENTICITY PROTOCOL WITH FRAUD DETERRENT | A system and method for performing a verification process of media content comprising, for example, receiving, via a digital vault, identification information from a non-fungible token (NFT) creator user or owner user of an NFT, wherein the NFT creator user initiates a minting process that creates the NFT for exchange on an NFT marketplace of the digital vault, and wherein the NFT is associated with a container file comprising media content submitted by a first user; verifying, via the digital vault, the identification information from the NFT creator user by comparing the identification information with stored user information at the digital vault; transmitting, via the digital vault, a confirmation code to the NFT creator user; and upon receiving the confirmation code, providing diligence information during a verification process to an NFT collector user in the NFT marketplace of the digital vault in verifying authenticity of the NFT creator user. | June 17, 2022 | June 27, 2023 | USA |

44

US 11,853,404	TOKENIZED MEDIA CONTENT MANAGEMENT	A system and method for media content management include determining, via a digital vault, that a first stakeholder is authorized to sell a salable content item by holding rights in the salable content item; determining, via the digital vault, whether consent for a nonfungible token (NFT) transaction of any of the stakeholders other than the first stakeholder is required; and the digital vault preventing the sale of the salable content item until consent for the sale is received from the stakeholders from whom consent is required.	October 20, 2022	December 26, 2023	USA

US 11,868,168	SYSTEMS AND METHODS FOR CONTENT METADATA MANAGEMENT	A system and method for content management, may include receiving content created by a creator; creating a container to contain the created content and storing the created content in the container; determining a content type for the content; based on the determined content type, identifying items of metadata specified for the content type (name metadata; support data; corresponding; determining whether an identified item of specified metadata corresponding to the content is missing from the container; and prompting a user to supply identified missing metadata corresponding to the container.	June 15, 2022	January 9, 2024	USA

US 11,983,253	NON-FUNGIBLE TOKEN (NFT) CONTENT IDENTIFIER WITH SPLIT TRACKING	A system and method for initiating a royalty percentage calculation with a minting process of a non-fungible token (NFT) associated with media content comprising, for example, identifying, via a digital vault, media content stored and accessible through the digital vault in a request from an NFT creator to utilize the media content in the NFT; initiate the minting process with the media content that converts digital data associated with the media content into digital assets recorded on a blockchain; storing the digital data in a distributed ledger or decentralized database that cannot be edited, modified, or deleted; upon completion of the minting process, initiating one or more processes associated with the media content or the NFT in accordance with royalty percentages of the media content; and transmitting an alert to the NFT creator and rights holder associated with the one or more payment transactions to the accounts.	July 26, 2022	May 14, 2024	USA
US 12,008,086	MEDIA COMPOSITION USING NON-FUNGIBLE	A system and method for receiving one or more non-fungible tokens (NFTs) that are associated with links to	February 22, 2023	June 11, 2024	USA

	TOKENS (NFT) CONFIGURABLE PIECES	digital assets, ownership information, NFT metadata, media content metadata, or other media content information. The system may associate the one or more NFTs with other NFTs to create a collection of NFTs that form a song, album, video, or other collection/combination of media content. The system may provide a NFT collectible player to interact with the combination of NFTs in a particular order or for a particular duration.			

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5681166	CLASS 9: Musical recordings; Musical sound recordings	3G logo	February 9, 2017	February 19, 2019	USA
5429660	CLASS 9: MUSICAL RECORDINGS; MUSICAL SOUND RECORDINGS	THREE GUESTS	February 9, 2017	March 20, 2018	USA
4973526	Int. Cls.: 9 and 38	TUNEGO	August 12, 2013	June 7, 2016	USA
4718226	Int. Cls.: 35, 41, and 42	TUNEGO	August 12, 2013	April 7, 2015	USA
31081804	CLASS 35	TUNEGO (Chinese characters)		March 7, 2019	CHINA
31073915	CLASS 41	TUNEGO (Chinese characters)		March 7, 2019	CHINA
31072553	CLASS 42	TUNEGO (Chinese characters)		March 7, 2019	CHINA
5822977	CLASS 35: ONLINE DISTRIBUTORSHIP SERVICES IN THE FILED OF DOWNLOADABLE PRE-RECORDED MUSICAL WORKS	TUNEGO DISTRO100	June 7, 2018	July 30, 2019	USA
6380860	CLASS 35	YOU MAKE THE TUNE WE MAKE IT GO	March 28, 2019	June 8, 2021	USA

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2505 Anthem Village Dr. #E283, Henderson, NV 89052.

The Company conducts business worldwide.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700	7.00%	$86,450
Estimated Attorney Fees	5.00%	$500	6.07%	$75,000
Estimated Accountant/Auditor Fees	8.00%	$800	1.78%	$22,000
General Marketing	40.00%	$4,000	32.39%	$400,000
Research and Development	40.00%	$4,000	36.44%	$450,000
Equipment Purchases	0.00%	$0	2.43%	$30,000
General Working Capital	0.00%	$0	13.89%	$171,550
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of the Company's Securities. The Company may alter the use of proceeds under the following circumstances: Company will have flexibility to alter use of proceeds based on market needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ofek Hayon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Treasurer and COO of TuneGO, Inc. 7/12/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Treasurer and COO of TuneGO, Inc. 7/12/2016 – Present
Manages financial planning, risk management, and financial reporting

Education

Merit College of Computer Science, Van Nuys, CA Private Pilot, IFR Rated, Multi-Engine

Name

John Kohl

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President and CEO of TuneGO, Inc. 7/12/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President and CEO of TuneGO, Inc. 7/12/2016 – Present
Responsible for overall company strategy, vision, and management.

Education

Vanguard University of Southern California
Bachelor of Science (BS), Management Information Systems

Name

Stacy Haitsuka

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Secretary and CTO of TuneGO, Inc. 7/12/2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, Secretary and CTO of TuneGO, Inc. 7/12/2016 - Present
Oversees technology development, IT infrastructure, and innovation.

Education

California State University Dominguez Hills, B.S. , Computer Science

Name

Christopher Murray

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of TuneGO, Inc. 7/12/2016 - Present

Name

Mark Goldston

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of TuneGO, Inc. 7/12/2016 - Present

Name

Charles Windisch-Graetz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of TuneGO, Inc. September 2023 - Present

Name

Brett Goldblatt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of TuneGO, Inc. April 2024 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 9 employees in Nevada and California.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	22,544,192
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Securities.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.4%
Other Material Terms or information.	None

Type of security	Series A Preferred Stock
Amount outstanding	13,473,028
Voting Rights	1 vote per share
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Holders of Series A Preferred Stock have a liquidation preference senior to that of holders of Series C-3 Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	15.8%
Other Material Terms or information.	Please see below for more information regarding the Board Representation rights, liquidation preferences, anti-dilution and dividend rights associated with holders of Series A Preferred Stock

Type of security	Series B Preferred Stock
Amount outstanding	21,192,434
Voting Rights	1 vote per share
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Holders of Series B Preferred Stock have a liquidation preference senior to that of holders of Series C-3 Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	24.8%
Other Material Terms or information.	Please see below for more information regarding the Board Representation rights, liquidation preferences, anti-dilution and dividend rights associated with holders of Series B Preferred Stock

Type of security	Series C Preferred Stock
Amount outstanding	3,229,215
Voting Rights	None
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Holders of Series C Preferred Stock have a liquidation preference senior to that of holders of Series C-3 Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.8%
Other Material Terms or information.	Please see above for more information regarding the liquidation preferences, anti-dilution and dividend rights associated with holders of Series C Preferred Stock.

Type of security	Series C-1 Preferred Stock
Amount outstanding	5,260,426
Voting Rights	None
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Holders of Series C-1 Preferred Stock have a liquidation preference senior to that of holders of Series C-3 Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.2%
Other Material Terms or information.	Please see below for more information regarding the liquidation preferences, anti-dilution and dividend rights associated with holders of Series C-1 Preferred Stock

Type of security	Series C-2 Preferred Stock
Amount outstanding	4,481,481
Voting Rights	1 vote per share
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Holders of Series C-2 Preferred Stock have a liquidation preference senior to that of holders of Series C-3 Preferred Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.3%
Other Material Terms or information.	Please see below for more information regarding the Board Representation rights, liquidation preferences, anti-dilution and dividend rights associated with holders of Series C-2 Preferred Stock

Type of security	Series C-3 Preferred Stock
Amount outstanding	0
Voting Rights	None
Anti-Dilution Rights	Weighted average anti-dilution rights as described below
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	These are the Securities being issued in this Offering
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%
Other Material Terms or information.	Please see below for more information regarding the liquidation preferences, anti-dilution and dividend rights associated with holders of Series C-3 Preferred Stock

Other as described above, there are no differences between the Securities issued pursuant to Regulation CF and each other class of security of the Company

The Company has the following debt outstanding: None

The Company has conducted the following exempt offerings in the past 3 years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series C-1 Preferred	5,260,426	$7,101,575	Working Capital	February 2021	Regulation D
Series C-2 Preferred *	4,481,481	$6,050,000	Working Capital	September 2023	Regulation D

* This is a concurrent offering being conducted under Regulation D to raise up to $10 Million through the issuance of Series C-2 Preferred Stock at a price per share of $1.35 (the "Reg D Offering"). As of August 9, 2024, the Company has raised $6,050,000 from the Reg D Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $140,864,582.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

The Company is broadly held amongst multiple shareholders.

The Company does not have any beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own up to 0.009% of the Company if the Minimum Amount is raised and up to 1.072% if the Maximum Amount is raised. These figures will be diluted as the Company continues to issue shares of Series C-2 Preferred Stock in the concurrent Reg D Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. No financial information of the Co-Issuer has been provided in this document, as the Co-Issuer is solely a crowdfunding vehicle for this Offering which will hold the Company's Series C-3 Preferred Stock being purchased by Purchasers.

Operations

The Company was in the production phase, and was experimenting with different revenue streams as they further develop their software platform. The Company recognizes sales-based and usage-based royalties promised in exchange for a license of intellectual property at a point in time once the performance obligation has been satisfied and the sale or usage has occurred.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: Implementing adoption with record labels, distributors and independent artists.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically as set forth above under the section titled "*Use of Proceeds*.". Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company has an active Reg D Offering. Snapshot of the deal terms: Series C-2 Preferred Stock of the Company. Targeted raise of $10,000,000. If oversubscribed the Company may raise up to an additional $1,000,000. The price per share for the Series C-2 Preferred Stock shall be $1.35. As of August 9, 2024, the Company has raised $6,050,000 from the Reg D Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. No financial information of the Co-Issuer has been provided in this document, as the Co-Issuer is solely a crowdfunding vehicle for this Offering which will hold the Company's Series C-3 Preferred Stock being purchased by Purchasers.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 914,815 of Series C-3 Preferred Stock for up to $1,235,000. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Class B Units to purchasers of. The Co-Issuer is offering up to 914,815 of Class B Units for up to $1,235,000. The Issuers are each respectively attempting to raise a minimum amount of $10,000 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by March 15, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $1,235,000 (the "Maximum Amount")for the sale of their respective securities and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Class B Units and to obtain an indirect economic interest in the Company's Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Company determined the price based on prior recent financings. The minimum amount that a Purchaser may invest in the Offering is $500.

The Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
A cash-based success fee of 7.0% of the dollar amount raised in the Offering after each successful closing, including any intermediary closings

Stock, Warrants and Other Compensation
N/A

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is Colonial Stock Transfer Company, Inc..

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

At the initial closing of this Offering (if the minimum amount is sold), and based on the Co-Issuer's concurrent purchase of the Securities, the Company's authorized capital stock will consist of (i) 120,000,000 shares of common stock, par value $0.0001 per share, of which 22,544,192 common shares will be issued and outstanding, and (ii) 61,127,308 shares of preferred stock, par value $0.0001 per share, of which up to 47,643,992 shares of preferred stock will be issued and outstanding.

Authorized Capitalization of the Co-Issuer

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer's authorized capital stock will consist of (i) 10,000 Capital Units issued and outstanding, and (ii) up to 7,408 Class B Units issued and outstanding .

Dividends

The dividend rate of the Securities is 8.0%. The holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock shall be entitled to receive dividends at the applicable Dividend Rate (as defined below), payable out of funds legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (other than dividends payable solely in Common Stock) on the Common Stock. Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative. The "Dividend Rate" shall mean $0.0224 per annum for each share of Series A Preferred Stock, $0.0336 for each share of Series B Preferred

Stock, $0.0902 for each share of Series C Preferred Stock, $0.1080 for each share of Series C-1 Preferred Stock, $0.1080 for each share of Series C-2 Preferred Stock and $0.1320 for each share of Series C-3 Preferred Stock (in each case, as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares, in each case, after the date hereof). Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative. Dividends are payable in cash upon Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative.

Conversion

The Securities are convertible into shares of common stock. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer or other agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable conversion price for the Preferred Stock (the "Conversion Price') in effect on the date the certificate is surrendered for conversion. Each share of Voting Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price for such share. The Company currently does have enough common stock authorized to issue upon conversion.

Each share of Voting Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price for such share upon the earlier of (i) the date, or the occurrence of an event, specified by the vote or written consent of holders of at least a majority of the shares of Voting Preferred Stock then outstanding, which majority must include holders of at least a majority of the shares of Series C-2 Preferred Stock then outstanding, or (ii) the closing of the sale of the Company's Common Stock to the public in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), other than a registration relating solely to a transaction under Rule 145 under the Securities Act (or any successor thereto) or to an employee benefit plan of the Company, (A) unless otherwise approved by the vote or written consent of the holders of at least a majority of the shares of Series C-2 Preferred Stock then outstanding, at a price per share of at least $4.05. (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) and (B) that results in gross offering proceeds (before deduction of underwriters' discounts and expenses) to the Company of not less than $150,000,000 (a "Qualified Public Offering").

Liquidation Preference

(a) In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series C-2 Preferred Stock shall be entitled to receive, prior to and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock or Series B Preferred Stock or Series C Preferred Stock or Series C-1 Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price (as hereinafter defined), plus all declared but unpaid dividends, on each such share of Series C-2 Preferred Stock held by them. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C-2 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C-2 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. For purposes of this Amended and Restated Certificate of

Incorporation ("Restated Certificate"), the "Original Issue Price" shall mean $0.28 per share of Series A Preferred Stock (the "Series A Original Issue Price"), $0.42 per share of Series B Preferred Stock (the "Series B Original Issue Price"); $1.15 per share of Series C Preferred Stock (the "Series C Original Issue Price"), $1.35 per share of Series C-1 Preferred Stock (the "Series C-1 Original Issue Price"), $1.35 per share of Series C-2 Preferred Stock (the "Series C-2 Original Issue Price") and $1.65 per share of Series C-3 Preferred Stock (the "Series C-3 Original Issue Price") in each case, as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares, in each case, after the date hereof.

(b) In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series C-1 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series C-1 Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series C-1 Preferred Stock, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C-1 Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C-1 Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(c) In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (1) an amount equal to one (1) times the Series C Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series C Preferred Stock, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Series C Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(d) In the event of a Liquidation Event, whether voluntary or involuntary, the holders of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock or Series C-3 Preferred Stock by reason of their ownership thereof, the greater of (i) an amount equal to one (1) times the Series A Original Issue Price or the Series B Original Issue Price, as the case may be, plus all declared but unpaid dividends, on each such share of Series A Preferred Stock and Series B Preferred Stock, respectively, held by them or (11) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section C.5 immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(e) In the event of a Liquidation Event, whether voluntary or involuntary, the holders of C-3 Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the proceeds of such Liquidation Event to the holders of Common Stock by reason of their ownership thereof, the greater of (1) an amount equal to one (1) times the Series C-3 Preferred Stock, as the case may be, plus all declared but unpaid dividends, on each such share of Series C-3 Preferred Stock, respectively, held by them or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such Liquidation Event. If, upon the occurrence of such Liquidation Event, the proceeds thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(f) After payment to the holders of Preferred Stock described immediately in subsections (a)–(e) above, all remaining proceeds legally available for distribution to stockholders of the Company shall be distributed pro rata among the holders of Common Stock based on the number of shares of Common Stock then held by them.

A "Liquidation Event" shall mean (i) a liquidation, dissolution or winding up of the Company; (ii) an acquisition of the Company by another person or entity by means of any transaction or series of related transactions to which the Company, or any subsidiary of the Company, is a party (including, without limitation, a merger, consolidation or other corporate reorganization), other than an acquisition in which the shares of capital stock held by stockholders of the Company immediately prior to such acquisition continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately after such acquisition and by virtue of the acquisition, a majority of the total outstanding voting power of the surviving or acquiring person or entity; (iii) a sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets of the Company, except where such sale, lease, exclusive license or other disposition is to a wholly owned subsidiary of the Company; or (iv) a transaction or series of related transactions to which the Company is a party (whether by merger, consolidation, stock acquisition or otherwise) in which a majority of the total outstanding voting power of the Company is transferred.

Voting and Control

Preferred Stock Protective Provisions
So long as any shares of Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the Company shall not, either directly or indirectly (by way of amendment, merger, consolidation, reclassification or otherwise), take any of the following actions without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, voting as a separate class:

(a) any action that materially alters or changes the rights, preferences or privileges of the Preferred Stock as a class,

(b) Any action that increases the authorized number of shares of Preferred Stock or Common Stock,

(c) Except in connection with the designation and creation of a new series of Preferred Stock, any action pursuant to which the Company creates, authorizes or issues, or obligates itself to create, authorize or issue, any new equity security (or any security exercisable or convertible into any such security) having rights, preferences or privileges senior or pari passu to the Series C-2 Preferred Stock,

(d) Redeem, purchase or otherwise acquire any Common Stock or Preferred Stock of the Company; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock (i) from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost (or at the lesser of cost or the then fair market value) upon the occurrence of certain events, such as the termination of employment or other service, or (ii) pursuant to the exercise by the Company of any rights of first refusal with respect to such shares;

(e) Declare, pay or set aside a dividend on any Common Stock or Preferred Stock of the Company (other than dividends payable on the Common Stock solely in the form of additional shares of Common Stock).

Series C-2 Preferred Stock Protective Provisions
So long as 15% of the shares of Series C-2 Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the Company shall not, either directly or indirectly (by way of amendment, merger, consolidation, reclassification or otherwise), take any of the following actions without first obtaining the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series C-2 Preferred Stock, voting as a separate class:

(a) amend, alter, waive or repeal any provision of this Restated Certificate or the Bylaws in a manner that adversely affects the powers, rights, preferences or privileges of, or restrictions on, the Series C-2 Preferred Stock;

(b) create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Series C-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Common Stock or Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Series C-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

(c) (i) reclassify, alter or amend any existing security of the Company that is pari passu with the Series C-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series C-2 Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Company that is junior to the Series C-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series C-2 Preferred Stock in respect of any such right, preference or privilege;

(d) create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $3,000,000 other than equipment leases, bank lines of credit, trade payables incurred in the ordinary course or indebtedness incurred to fund ordinary course equipment purchases;

(e) increase or decrease the authorized number of directors constituting the Board;

(f) authorize, approve or consummate any public offering of the Company's Common Stock under the Securities Act, other than a Qualified Public Offering;

(g) enter into any agreement with any officer, director or stockholder of the Company or any affiliate of any officer, director or stockholder of the Company;

(h) redeem or repurchase any shares of Preferred Stock or Common Stock (other than pursuant to equity incentive agreements with employees and service providers giving the Company the right to repurchase shares upon the termination of employment or services);

(i) makes any voluntary petition for bankruptcy or assignment for the benefit of creditors;

(j) authorize, approve or consummate any Liquidation Event unless the net proceeds payable to the holders of Series C-2 Preferred Stock upon the consummation of such Liquidation Event generates a return to the holder of Series C-2 Preferred Stock of not less than 3 times the liquidation preference for each share of Series C-2 Preferred Stock;

(k) establish, amend or terminate any employee benefit plan, employee compensation plan or equity incentive plan, including establishing the aggregate pool of equity permitted to be granted or paid thereunder, in each case to the extent (i) doing so would result in the aggregate pool of equity established under any and all such plans, issued or unissued, to exceed 15.14% or (ii) the vesting terms under such plan are more favorable than vesting over a four year period with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months; or

(l) results in the automatic conversion of the Series C-2 Preferred Stock (other than with respect to a Qualified Public Offering).

Voting for Directors
As long as at least 1,500,000 shares of Series C-2 Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series C-

2 Preferred Stock, voting as a separate class, shall be entitled to elect two members of the Board (the "Series C-2 Preferred Directors").

As long as at least 5,500,000 shares of Series B Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the "Series B Preferred Director").

As long as at least 3,375,000 shares of Series A Preferred Stock (as adjusted for any stock dividends, stock splits, stock combinations, recapitalizations or similar events with respect to such shares) remain outstanding, the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board (the "Series A Preferred Director", and together with the Series C-2 Preferred Director and the Series B Preferred Director, the "Preferred Directors"), and the Preferred Directors shall each have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof.

The holders of at least a majority of the outstanding shares of Common Stock, voting together as a single class and on an as-converted to Common Stock basis, shall be entitled to elect three members of the Board (the "Common Directors"). The Common Directors shall each have one (1) vote on any action to be voted upon by the Board or any committee or subcommittee thereof

The Company has the following voting agreement in place:
- Voting Agreement dated September 14, 2023 by and between TuneGO, Inc. and each holder of the Series A Preferred Stock, of the Company ("Series A Preferred Stock"), Series B Preferred Stock, of the Company ("Series B Preferred Stock"), and Series C-2 Preferred Stock, of the Company ("Series C-2 Preferred Stock" and together with the Series A Preferred Stock and Series B Preferred Stock and other series of preferred stock of the Company issued from time to time, the "Preferred Stock") set forth on the signature pages thereto.

The Company has the following shareholder/equity holder agreement in place:
- Series C-2 Preferred Stock Purchase Agreement dated September 14, 2023 by and between the TuneGO, Inc. and the investors set forth on the signature pages thereto.

Anti-Dilution Rights

The Securities have Weighted Average Anti-Dilution Rights.

In the event the Company, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then and in such event, the Conversion Price shall be reduced, concurrently with such issue, to a price determined by multiplying the Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect immediately prior to such issue, and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issue plus the number of such Additional

Shares of Common Stock so issued. For the purpose of the above calculation, "Common Stock Outstanding" shall mean the number of shares of Common Stock outstanding immediately prior to such issue, calculated on a fully diluted basis as if all Convertible Securities had been fully converted into shares of Common Stock immediately prior to such issue and any outstanding Options (whether or not then vested or exercisable) had been fully exercised immediately prior to such issue (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date, but not including in such calculation any additional shares of Common Stock issuable with respect to Convertible Securities or Options solely as a result of the adjustment of the Conversion Price (or other conversion ratios) resulting from the issuance of Additional Shares of Common Stock causing such adjustment.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company may not, without the of the holders of at least a majority of the outstanding shares of Voting Preferred Stock, which must include a majority of the holders of Series C-2 Preferred Stock, redeem, purchase or otherwise acquire any Common Stock or Preferred Stock of the Company; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock (i) from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements under which the Company has the right to repurchase such shares at cost (or at the lesser of cost or the then fair market value) upon the occurrence of certain events, such as the termination of employment or other service, or (ii) pursuant to the exercise by the Company of any rights of first refusal with respect to such shares (the exercise of which is approved by the Board.

Investment Bonus

The Company has the following time and volume-based bonus structure:

BONUS SCHEDULE
Early Adopter Bonus (Time Based Bonus)

	Start Date	End Date	Date	Bonus Shares

Tier 1		11/14/24	Before 11/15/24	20%
Tier 2	11/15/24	11/30/24	Before 12/1/24	15%
Tier 3	12/1/24	12/31/24	Before 1/1/25	10%
Tier 4	1/1/25	1/31/25	Before 2/1/25	5%
Tier 5	2/1/25	2/14/25	Before 2/15/25	2.5%

Amount (Volume) Based Bonus

	Min Amount	**Max Amount**	**Amount**	**Bonus Shares**
Tier 1	$25,000		$25,000+	20%
Tier 2	$10,000	$24,999	$10,000 +	10%
Tier 3	$5,000	$9,999	$5,000 +	5%
Tier 4	$2,500	$4,999	$2,500 +	2.5%
Tier 5	$1,000	$2,499	$1,000 +	1%

Time-based and volume-based bonuses cannot be combined. If a Purchaser qualifies for both time-based and volume-based bonuses, they will receive the higher of the two.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Preferred Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors of the Class B Units may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons: None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

Company is conducting a concurrent Reg D Offering.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ofek Hayon
(Signature)

Ofek Hayon
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Co-Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ofek Hayon
(Signature)

Ofek Hayon
(Name)

COO
(Title)

October 24, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ofek Hayon
(Signature)

Ofek Hayon
(Name)

Treasurer
(Title)

October 24, 2024
(Date)

/s/John Kohl
(Signature)

John Kohl
(Name)

President and CEO
(Title)

October 24, 2024
(Date)

/s/Stacy Haitsuka
(Signature)

Stacy Haitsuka
(Name)

Secretary and CTO
(Title)

October 24, 2024
(Date)

I, Ofek Hayon, being the COO and Treasurer of TuneGO, Inc., a Delaware corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Ofek Hayon
(Signature)

Ofek Hayon
(Name)

Treasurer
(Title)

October 24, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements of Company
Exhibit B   Video Transcript
Exhibit C   Stock Purchase Agreement
Exhibit D   LLC Agreement
Exhibit E   Subscription Agreement
Exhibit F   Offering Page
Exhibit G   Deal Room Documents

EXHIBIT A

Financial Statements of Company

EXHIBIT B

Video Transcript

Hi, I'm John Kohl, CEO and Founder of TuneGO.

You see, when streaming platforms first emerged, everyone was amazed…

They helped amplify reach, allowing music to be heard by more people than ever before –

but got in the way of the direct connection between artists and their fans…

And took a big piece of the artists' earnings in the process.

Before streaming, artists made a majority of their income directly from music sales…

Now – creators are making a very small portion of their income from music sales – in fact,

86% of the songs on Spotify don't make enough money to cover the cost of a single coffee.

Meaning many artists are forced to choose between their passion and their livelihood, and

are stuck relying on concert tickets and T-shirt sales to make money.

These middlemen – the streaming platforms, social media giants, and ticketing agencies –

although they "bring the music community together…"

They create barriers, withholding fan activity and engagement…

And without this data, the artists have no way to form a direct connection with their top fans.

Today's fans don't want to just listen.

They want a voice…

To engage…

Interact…

Connect…

And be recognized for their passion, dedication, and loyalty to their favorite artists.

The solution?

Introducing TuneGO...

The patented technology platform that amplifies the power of connection in the music
industry…

Allowing artists to provide a personalized experience for their fans that was never-before
thought possible.

TuneGO gives fans the recognition they deserve – just for doing the things they love:

● Listening to their favorite songs…

● Attending concerts…

● And sharing their passion for music.

Fans can "up their status" like a rewards program…

Giving them access "behind the velvet rope" – with the opportunity to unlock VIP perks, like early album drops, exclusive tracks, private concerts, meet & greets… and anything else an artist can dream of…

With TuneGO, the world of custom experiences is limitless.

Just like how Amazon and Shopify allowed businesses to capitalize on the direct-to-consumer eCommerce boom – cutting out the middlemen retailers like Walmart, Costco, & Target…

TuneGO provides the infrastructure for artists and their fans to become more connected than ever before – without the need for middlemen.

Helping music creators fully monetize their audience…

Solidify their relationship with top fans…

And build a base of dedicated superfans, proven to spend up to 80% more than the average listener.

Protected by 15 granted patents and hundreds of intellectual property claims, TuneGO's revolutionary technology is already powering the future of music.

With major artists like Usher and Snoop Dogg…

And many of the top music companies already on board…

TuneGO is ready to transform the rapidly-growing music industry.

Goldman Sachs predicts the global music market will expand to over $150 billion by 2030 – but we believe this is just the beginning…

The next big economic wave in music will come from superfan products and experiences…

And TuneGO is poised to usher in this new era for the entire industry.

With our existing momentum, we expect our technology infrastructure to power over 60% of the music market by 2027.

Our executive team of seasoned entrepreneurs and inventors are no stranger to successful business ventures…

And we are so excited to bring our newest vision to life.

TuneGO is ready to change the music industry.

Today we are pleased to offer you the opportunity to join us as an investor…

Together, we can power the next revolution in the music industry.

Invest in TuneGO today…

Invest in the future of music.

EXHIBIT C

Stock Purchase Agreement

EXHIBIT D

LLC Agreement

EXHIBIT E

Subscription Agreement

EXHIBIT F

Offering Page

EXHIBIT G

Deal Room Documents